Exhibit 99 – Shareholder’s minutes

ICBS INTERNATIONAL CORP.

ACTION BY MAJORITY OF THE SHAREHOLDERS

In accordance with Florida law, the Company is permitted to obtain approval of meetings and amendments to its Certificate of Incorporation by written consent of the holders of outstanding shares of voting capital stock having not less than the minimum number of votes that would be necessary to approve the Amendment at a meeting at which all shares entitled to vote thereon were present and voted. On May 9, 2005, holders of 18,859,018 shares out of a total of 33,871,702 issued and outstanding shares which represents a majority of the issued shares of our Common Stock acted by written consent to approve the following:

RESOLVED, that the Shareholders of ICBS International Corp. hereby approves a change of domicile from the State of Florida to the State of Delaware.

RESOLVED, that the Shareholders of ICBS International Corp. hereby approves the merger of ICBS International Corp. into its subsidiary Wah King Invest Corp. created on May 3, 2005 whereby Wah King Invest Corp. becomes the surviving corporation with the clear understanding that as of that date, the separate existence of ICBS shall cease and as a result the Company shall be knows as from this date forward as Wah King invest Corp.

RESOLVED, that the Shareholders of ICBS International Corp. hereby adopts the capital structure of Wah King Invest Corp. which is identical to its own capital structure with the exception that Wah King Invest Corp. is authorized to issue up to 1,000,000 shares of “blank check” preferred stock with a par value of $.001 per share, which gives the Board of directors the authorization to issue preferred stock from time to time in one or more series and to fix the number of shares and the relative dividend rights, conversion rights, voting rights and special rights and qualifications of any such series.

RESOLVE that the Shareholders of ICBS International Corp. hereby adopts 1 10 for 1 reverse split of all its common shares, whereby there were 33,891,702 shares of common stock outstanding on the 9th day of May, 2005 and after a Ten for One reverse split there will be 3,389,171 shares of common stock outstanding after the adoption and execution of this motion.

RESOLVED, that the Shareholders of ICBS International Corp. hereby approve that the Company may pursue the direction for the future of becoming a property management, developer and holding company throughout the world.

RESOLVED, that the Shareholders of ICBS International Corp. hereby approve that the Company shall pursue the direction for the future in accordance with the attached Code of Ethics.

NAME OF BENEFICIAL OWNER ===========================	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP ===============================	PERCENTAGE OF CLASS (1) ============
Ma Yuk King Kobaltweg 11 3542CE Utrecht The Netherlands	2,949,512 common shares	8.71%
JATh Steenbergen Kobaltweg 11 3542CE Utrecht The Netherlands	1,600,000 common shares	4.72%
Amstel Holdings B.V. Ltd Kobaltweg 11 3542CE Utrecht The Netherlands	7,154,753 common shares	21.12%
Pinnacle Associates, LLC 980 Post Road East, 2nd Floor Westport, CT 06880	7,154,753 common shares	21.12%
TOTAL	18,859,018 common shares	55.67%
(1) Based on 33,871,702 common shares outstanding as of May 9, 2005.

Wah King Invest Corp.

Formerly known as ICBS International Corp.

/s/JERRY GRUENBAUM

Jerry Gruenbaum, CEO & Chairman

/s/NATHAN LAPKIN

Nathan Lapkin, Secretary

Exhibit B

CODE OF ETHICS FOR THE

PRINCIPAL EXECUTIVE OFFICER AND SENIOR FINANCIAL OFFICERS

OF

WAH KING INVEST CORP.

Adopted May 9, 2005

Wah King Invest Corp., (the "Company"), is committed to conducting business in compliance with all applicable laws and regulations and in accordance with high standards of business conduct. The Company strives to maintain the highest standards of accuracy, completeness and disclosure in its financial dealings, records and reports on behalf of its shareholders. These standards serve as the basis for managing the Company's business, for meeting its duties to its shareholders and for maintaining compliance with financial reporting requirements. Accordingly, the Company has adopted this Code of Ethics for its principal executive officer and senior financial officers (the "Code of Ethics").

Each of the Company's senior financial officers (including the Company's principal financial officer and its principal accounting officer or controller) must comply with and advocate the following principles and responsibilities, and the Company's Chief Executive Officer, in his or her capacity as the principal executive officer to whom all senior financial officers ultimately report, will promote and support this Code of Ethics and comply with the following principles:

Act with honesty, integrity and in an ethical manner.

Promptly disclose to the Company's chief legal officer, General Counsel, or the Chairman of the Board of Directors, any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest between such officer's personal and professional relationships.

Respect and maintain the confidentiality of information acquired in the course of his or her work, except when authorized or otherwise legally obligated to disclose such information, and not use confidential information acquired in the course of his or her work for personal advantage.

Promote ethical behavior in the work environment.

Responsibly use and control all assets and resources employed by or entrusted to him or her.

Ensure that accounting entries are promptly and accurately recorded and properly documented and that no accounting entry intentionally distorts or disguises the true nature of any business transaction.

Prohibit the establishment of any undisclosed or unrecorded funds or assets for any purpose and provide for the proper and prompt recording of all disbursements of funds and all receipts.

Maintain books and records that fairly and accurately reflect the business transactions of the Company.

Devise, implement, maintain and monitor internal controls sufficient to assure that financial record-keeping objectives are met.

Comply with generally accepted accounting standards and practices, rules, regulations and controls.

Perform responsibilities with a view to causing the Company's public communications, including periodic and other reports filed by the Company with the Securities and Exchange Commission, to be made on a timely basis with appropriate disclosure(s).

Sign only those reports and other documents, including filings with the Securities and Exchange Commission that he or she believes to be accurate and truthful.

Not make, or tolerate to be made, false statements or entries for any purpose in the books and records of the Company or in any internal or external correspondence, memoranda or communication of any type, including telephone or electronic communications.

Comply, as appropriate and with the advice of counsel (as necessary), with rules, laws, and regulations of U.S. federal, state and local governments and all foreign governments.

Not knowingly be a party to any illegal activity or engage in any act that will discredit his or her profession, or the Company.

Promptly report to the Company's chief legal officer, General Counsel, or the Chairman of the Board of Directors any situation where this Code of Ethics, the Insider Trading Policy or any other Company policy or conduct code, or any law applicable to the Company, or their employees, is being violated.

Any individual who violates the provisions of this Code of Ethics will be subject to disciplinary action and appropriate sanctions, up to and including termination. Sanctions will be imposed by the full Board of Directors, in its sole discretion. Depending on the nature and severity of the violation, the company may refer such violation to appropriate authorities for civil action or criminal prosecution. Any covered officer shall:

upon adoption of the Code of Ethics or becoming a covered officer, sign and submit an initial acknowledgment confirming that he or she has received, read, and understands the Code of Ethics;

annually sign and submit an annual acknowledgment confirming that he or she has complied with the requirements of the Code of Ethics;

not retaliate against any covered officer or other person for making reports of potential violations in good faith; and

notify the Company's chief legal officer or General Counsel of any actual or potential violation of the Code of Ethics. Failure to do so itself is a violation of this Code of Ethics.

The Company's Board of Directors is responsible for applying this Code of Ethics to specific situations in which questions are presented under and has the authority to interpret this Code of Ethics in any particular situation. The Board of Directors shall take all action it considers appropriate and investigate any actual or potential violations reported to it; and the Board of Directors is authorized and encouraged to consult, as appropriate, with the Company's chief legal officer or General Counsel and outside legal counsel. Any matter that the Company's chief legal officer or general counsel believes is a violation of this Code of Ethics will be reported to the Board of Directors.

The Board of Directors is responsible for granting waivers from the terms and provisions of this Code of Ethics as it deems appropriate. A waiver of any provision of this Code of Ethics shall be requested whenever there is a reasonable likelihood that a contemplated action will violate the Code of Ethics. A "waiver" is defined as approval by the Board of Directors of a material departure from any provision of the Code of Ethics. The waiver process shall consist of the following steps:

The covered officer shall set forth a request for waiver in writing. The request shall describe the conduct, activity or transaction for which the covered officer seeks a waiver, and shall briefly explain the reason for engaging in the conduct, activity or transaction.

The determination with respect to the waiver shall be made in a timely fashion by the Company's Board of Directors, after consultation the Company's chief legal officer or General Counsel, or with outside legal counsel (if appropriate).

The decision with respect to the waiver shall be documented and kept in the Board of Directors 's records for the appropriate period mandated by applicable law or regulation.

This Code of Ethics may not be amended except in written form, which amendments must be specifically approved by a majority vote of the Company's Board of Directors.

All reports and records prepared or maintained pursuant to this Code of Ethics shall be considered confidential and shall be maintained and protected accordingly. Except as otherwise required by law or this Code of Ethics, these matters shall not be disclosed to anyone other than the Company's chief legal officer of General Counsel, or outside legal counsel, or the Board of Directors.

This Code of Ethics is intended solely for the internal use of the Company and does not constitute an admission by or on behalf of the Company, as to any fact, circumstance or legal conclusion.

This Code of Ethics is a statement of certain fundamental principles, policies and procedures that govern the Company's senior financial and executive officers and the conduct of the Company's business. It is not intended to and does not create any rights in any employee, investor, supplier, competitor, shareholder, or any other person or entity.